UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of September 2010

Commission

File Number 000-5149

CONTAX PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

Contax Holding Company
(Translation of Registrant's name in English)

Rua do Passeio, 56 – 16th floor
Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

CONTAX PARTICIPAÇÕES S.A.

Corporate Taxpayers Id. (CNPJ/MF): 04.032.433/0001-80

Company Registry No. (NIRE): 33.300.275410

Publicly-held Company

Article 19 of CVM Instruction 481/2009

Art. 19.  When a general meeting is convened to decide on an acquisition of control of another company, the Company must provide at least the information indicated in Article 19 of Instruction 481.

ARTICLE 19

ACQUISITION OF CONTROL

1.       Business description

 The acquisition by the subsidiary Contax S.A. of all of the shares of the company Ability Comunicação Integrada Ltda., a company with operations in the Trade Marketing segment. The proposed acquisition is worth up to R$ 82,474,000.00 and consists of: (i) starting price set from the base value of the company, amounting to     R$ 26,400,000.00 (twenty-six million and four hundred thousand reais), payable in cash, with part of the initial price deposited in an escrow account, available in case any losses the Company or Contax S.A. suffers due to events occurring prior to the assignment and transfer of all the shares of the Society to Contax S.A.; and (ii) an additional fee paid annually through an earn-out agreement, depending on a variable result bound to the audited EBITDA in the next three years. The total maximum value may reach R$ 56,074,000.00 (fifty-six million and seventy-four thousand reais) (“Operation”).

The Company, with head office at Rua Dr. Chucri Zaidan, n. 80 – 6º andar – Bloco B/C, zip code 04583-909, in the city and state of São Paulo, is a medium-sized company, founded 12 years ago, with net revenues of R$ 89 million in 2009 and about 2,700 employees.

2.       Inform the reason, statutory or legal, by which the deal was subject to the approval of the general meeting

The operation is subject to ratification by the shareholders of the Company at an extraordinary general meeting, due to legal requirements, according to Article 256, Clause 1 of the Federal Law 6,404/76.

3.       In regards to  the company whose control has been or will be acquired:

a.       Inform the name and qualification

Ability Comunicação Integrada Ltda., limited company, with head offices located at Rua Dr. Chucri Zaidan, n. 80, 6º andar, Bloco B/C, in the city and state of São Paulo, enrolled under the Corporate Taxpayers I.D. (CNPJ/MF) no. 04.505.759/0001-87.

b.      Number of shares of each class or kind issued

4,570,585 (four million, five hundred and seventy thousand, five hundred eighty-five) shares.

c.       List of all of the shareholders or members of the control block, direct or indirect, and their participation in the total capital, if they are related parties, as defined by accounting rules that deal with this issue

Tânia Iracema Martins Rosa, brazilian, single, businesswoman, Identity Card (RG) nº. 17.118.806 issued by SSP/SP, Individual Taxpayer’s ID (CPF/MF) nº. 088.257.128-12, and holder of the shares representing the total capital of the company (“Seller”).

d.      For each class or kind of shares of the company whose control is acquired, state:

                                                              i.      Lowest, average and maximum share value of each year, in the markets that the shares are traded, for the last 3 (three) years

Not applicable.

                                                            ii.      Lowest, average and maximum share value of each quarter, in the markets that the shares are traded, for the last 2 (years) years

Not applicable.

                                                          iii.      Lowest, average and maximum share value of each month, in the markets that the shares are traded, for the last 6 (six) months

Not applicable.

                                                           iv.      Average share value, in the markets that the shares are traded, for the last 90 (ninety) days

Not applicable.

                                                             v.      Shareholders' equity at market prices, if the information is available;

R$ 1.12 (one real and twelve centavos) per share as the evaluation developed by Apsis Consultoria Empresarial Ltda.

                                                           vi.      Value of annual net income within the last two (2) fiscal years, monetarily updated

R$ 2.14 (two reais and fourteen centavos) per share as an average of 2009 and 2008 figures, appraised in a report prepared by Apsis Consultoria Empresarial Ltda.

4.       Principal terms and conditions of the deal, including:

a.       Identification of the sellers

Tânia Iracema Martins Rosa, brazilian, single, businesswoman, Identity Card (RG) nº. 17.118.806 issued by SSP/SP, Individual Taxpayer’s ID (CPF/MF) nº. 088.257.128-12.

b.      Total number of shares acquired or to be acquired

Acquisition of 4,570,585 (four million, five hundred seventy thousand and five hundred eighty-five) shares, which corresponds to 100% (one-hundred percent) of the total capital of the company.

c.       Total price

The proposed acquisition is worth up to R$ 82,474,000.00 (eighty-two million, four hundred seventy-four thousand reais) and consists of: (i) starting price set from the base value of the company, amounting to R$ 26,400,000.00 (twenty-six million and four hundred thousand reais), payable in cash, adjusted based on the working capital of the Company, with part of the initial price deposited in an escrow account, available in case any losses the Company or Contax S.A. suffers due to events occurring prior to the assignment and transfer of all the shares of the Society to Contax S.A.; and (ii) an additional fee paid annually through an earn-out agreement, depending on a variable result bound to the audited EBITDA in the next three years. The total maximum value may reach R$ 56,074,000.00 (fifty-six million and seventy-four thousand dollars).

d.      Price per share of each type or class

An amount of R$ 18.0445 per share of the Company, considering the maximum price of     R$ 82,474,000.00.

e.      Payment method

Starting price set from the base value of the company, amounting to R$ 26,400,000.00 (twenty-six million and four hundred thousand reais), payable in cash, adjusted based on the working capital of the Company, with part of the initial price deposited in an escrow account, available in case any losses the Company or Contax S.A. suffers due to events occurring prior to the assignment and transfer of all the shares of the Society to Contax S.A.

An additional fee paid annually through an earn-out agreement, depending on a variable result bound to the audited EBITDA in the next three years. The total maximum value may reach R$ 56,074,000.00 (fifty-six million and seventy-four thousand dollars).

f.        Suspensive and resolutive conditions under which the deal is subject

In addition to the customary conditions to closing the deal (true statements and guarantees, contract terms not breached and not be in effect any provision of law, rule or regulation, administrative or judicial order or any legal restriction to which the parties or the Company are subject to that prohibits or restricts the sale and transfer of shares):

(i)     conclude a guarantee account (escrow account) contract with a financial institution selected and contracted by the Parties;

(ii)    approval of the Transaction by the Board of Directors of the Company (which occurred on this date) and the Extraordinary General Meeting of the Company and of Contax S.A.;

(iii)  all property owned by the company or whose title is held by the company on the date of signing the Purchase and Sale of Shares and Other Covenants ("Agreement") are maintained until the effective date of assignment and transfer of shares of the company to Contax S.A., under the conditions on the date of signature of the Contract;

(iv)  the Seller will provide to Contax S.A., prior to the Closing Date (as defined in the Contract), a listing of all employees and directors of the Company, indicating their respective duties, compensation, benefits and employment contracts and collective bargaining in force on July 31, 2010;

(v)   attain the express consent of relevant counterparts of the company in regards to the operation, in case such client contracts have clauses that provide for early termination or otherwise are subject to cancellation in case of change of control, and with the obligation of concluding amendments if necessary;

(vi)  the Seller, with the company, enters into a (i) contract for the transfer of copyrighted software, yielding to the Company, on a non-value, the rights for the ZOOM software, and (ii) contract for the transfer of copyrighted graphics that makes up the brand logo ZOOM, encompassing even the right to register as a trademark with the INPI.

g.       Summary of the statements and guarantees of the sellers

The Seller has provided in the Agreement, the statements and guarantees which are summarized below:

(i)          in regards to the proper constitution, legality and commitment of the company;

(ii)         regarding its power and authorization to enter into the Contract and undertake the obligations set out;

(iii)       on the full subscription and transfer of the share capital of the company, as well as to its ownership and possession of the shares, which are entirely free and clear of any preemptive rights or other restrictions to its free disposal;

(iv)       on the absence of conflict or violation of any contractual, legal, decision, determination, resolution or governmental order associated with the signing of the Agreement and the conclusion of Operation;

(v)        on the absence, in the knowledge of the Seller or the company, of legal or administrative proceedings, claim, action, notice or process of any kind in progress or about to be instituted against the Seller and/or the company, that may impair (i) the compliance to the obligations under the Contract, and/or (ii) the development of regular business of the company (as defined in the Contract);

(vi)       regarding the absence of current shareholder agreements related to the company’s shares with former shareholders;

(vii)     regarding the completeness, correctness and consistency of the bookkeeping of the Company, including the books, records and tax payment of the company;

(viii)    on the proper accounting of the obligations and liabilities of the company in the appropriate account books and on the proper observance of the Brazilian GAAP and Brazilian accounting rules for drawing up the provisions and accounts payable;

(ix)       regarding the correct practices of the activities of the company, in view of the applicable regulations and laws;

(x)        on the proper observance of the Brazilian GAAP for the balance sheet of July 31, 2010, and its full and faithful reflection of the financial situation, assets and results of the company's business, without occurring any adverse change in the assets of the company since the date of the balance until the date of signing the Contract.

(xi)       regarding the Company’s correct tenure of good, valid and unencumbered ownership of all assets, debts and duties appropriate to the conduct of business of the company;

(xii)     regarding the assets of the company, both tangible and intangible, have been built properly and find themselves in proper operating condition and normal state of conservation;

(xiii)    in full force, validity and enforceability, with the respective insurance companies, insurance policies related to the company;

(xiv)   on the proper formalization of observance of relevant legislation and the normal characteristics of liquidity with respect to all accounts, receivables and notes receivable from customers, suppliers or any third party;

(xv)     regarding the Property being in good condition except for normal wear and tear of use, and sufficient for the activities to which they are intended, with no amounts being owed in relation to the property.

(xvi)   on equipment, computer programs, systems, source code, license to use the software to be technically suitable for the execution of the activities, arresting the company all licenses whose absence could generate, in aggregate, materially adverse effect on business of the Company;

(xvii)  on the ownership and right of use of trade names, customer lists, trade secrets, intellectual processes and formulas, inventions, know-how and other intellectual property rights needed to conduct the affairs of the company.

(xviii) regarding the accounts, safes, deposits,   and loan or financing contracts that might exist;

(xix)   regarding the current proxies granted by the Company;

(xx)     on the due performance by the company of the laws, records and licenses;

(xxi)   on the proper submission of all statements of federal, state and municipal as well as the correct payment of taxes, social contributions and social security, taxes, interest and/or fines, according to the interpretation of the Law;

(xxii)  on the absence of legal action for refund of taxes, overpaid, filed by the company, as well as on the absence of payment installments of taxes by the company;

(xxiii) on labor issues, including the absence: (i) the stability of its employees (except those listed in the Contract), (ii) the right of employees to any severance payments, beyond those provided by law, (iii) any notification in relation to litigation, claims or labour disputes between the company and its employees or unions that are affiliated with its employees, (iv) pension plan for its employees, (v) of employees subject to factors of danger and/or unhealthy conditions, and (vi) strike or stoppage of the ongoing work involving employees;

(xxiv)  on a regular and formalized within the normal course of business and applicable laws and lawful status of the contracts that are part of the business of the company;

(xxv) the Company is not a part of, or involved in any litigation, action, proceeding, arbitration, claim, hearing, investigation, order or other administrative or legal proceedings unless indicated;

(xxvi)        on the absence of any guarantee provided, given or granted by the company in favor of third parties;

(xxvii)      the Company is not a part of any related party transaction;

(xxviii)    on the implementation of all environmental legislation, regulation and applicable legislation regarding occupational health and safety.

h.      Rules on indemnification of the purchasers

Part of the Purchase Price (as defined in the Contract), corresponding to R$ 2,000,000.00 (two million reais), will be deposited into an escrow account, operated by a financial institution selected and contracted by the Parties, in order to indemnify or reimburse the Company and/or Contax S.A., as appropriate, in the cases stipulated in the Contract. In addition, Contax S.A. will deduct from each additional tranche (as defined in the Contract) and deposit the value into the escrow account the amount needed to maintain the account within the limits stipulated in the Contract.

If at any time after the closing date, contingencies materialize exceeding the amount withheld, at the date of each payment of the tranches regarding the additional fee, the Buyer may deduct the amount needed to cope with the contingencies that exceed the value withheld.

i.        Governmental approvals necessary

The operation will be submitted to the Conselho Administrativo de Defesa Econômica (CADE).

j.        Granted guarantees

The Operation has as guarantee the escrow account, detailed in item h.

5.       Describe the purpose of the deal

The company Ability is one of the largest and most respected companies in Brazil in the trade marketing segment, specialized in the promotion and sale of products and services in points-of-sale. With the acquisition, Contax expands its service offerings, now able to act in points-of-sale, taking another important step towards consolidating its strategy of being the only corporate services company specialized in the entire chain of relationships between companies and their customers, in multiple channels of contact.

6.       Provide analysis of the benefits, costs and business risks

The Company believes the operation is beneficial due to the reasons listed below:

(i)                 the trade marketing segment is still in the initial phase of consolidation and professionalization;

(ii)                the market is still fragmented, dominated by small businesses, despite the relevant size and attractive growth rate;

(iii)              the operation can be considered the platform for Contax to enter into the segment of trade marketing, using Ability ‘s expertise;

(iv)              the possibility of using Contax's customer base, operational structure and sales force to acquire new customers;

(v)               the possibility of synergies through the integration of the business management (HR, Administrative, Legal and Financial);

(vi)              expansion into adjacent business areas such as trade marketing, is considered a natural evolution for Contax’s activities;

(vii)            Contax current customers demand solutions in Trade Marketing.

The cost of the operation can cost up to R$ 82,474,000.00 (eighty-two million, four hundred seventy-four thousand reais), in addition to spending fees payable to consultants and advisors.

Business risks are related to the risks inherent in operating in the trade marketing segment. In our view, the main risks are:

(i)                 The service is performed for large customers, which leads to concentration of revenues in a few clients, potentially complicating the negotiation of contract prices, and in case of loss of relevant customers, it may materially affect the company's results.

(ii)                the low need for working capital in the business can be a facilitator for potential incoming competitors.

(iii)              being a business that intensively relies in human resource, the company may have difficulty in efficiently managing its workforce, or a new Law may impute extra labour costs, which may be difficult to transfer to its customers.

7.       State what costs will be incurred by the company if the deal is not approved

Except for fees payable to consultants and advisors, the Company will not incur in any costs if the deal is not approved.

8.       Describe the sources of funds for the deal

The Company will use its own resources combined with the operating generation of resources of the business.

9.       Describe the Management’s plans for the company whose control has been or will be acquired

With this acquisition, Contax expands its service offering to include specialized point-of-sale services, while taking another important step in its strategy of becoming the only corporate services company specializing in the entire relationship chain between companies and their customers through multiple contact channels.

10.   Provide statement from the directors with the reasoning for their recommendation for the approval of the deal

With the acquisition of the company Ability, Contax expands its service offering while taking another important step in its strategy of becoming the only corporate services company specializing in the entire relationship chain between companies and their customers through multiple contact channels.

The Acquisition will allow Contax to meet the demand for trade marketing solutions from its customers using Ability’s expertise, as well as serving as an entry point for Contax in a segment that is still in the initial phase of consolidation and professionalization, very fragmented, but with relevant size and attractive growth rates.

In view of the forementioned, the Management of Contax recommends that shareholders approve the acquisition of Ability without any exception or restriction.

11.   Describe any existing corporate relationship, albeit indirect, between:

a.       Any of the sellers or the company whose control has been or will be alienated; and

Not applicable.

b.      Parties related to the company, as defined by accounting rules that deal with this issue

Not applicable.

12.   Inform details of any business done in the last two (2) years by parties related to the company, as defined by accounting rules that deal with this subject, with equity interests or other securities or debentures of the company whose control has been or will be acquired

Not applicable.

13.   Provide copies of all studies and appraisal reports, prepared by the company or third party, which supported the negotiation of the purchase price

An appraisal report prepared by Apsis Consultoria Empresarial Ltda.

14.   In relation to third parties who have prepared appraisal reports or studies

a.       State the Name

Apsis Consultoria Empresarial Ltda., with head offices at Rua da Assembléia, 35, 12º andar, in the city and state of Rio de Janeiro, enrolled under the Corporate Taxpayers I.D. (CNPJ/MF) no. 27.281.922/0001-70.

b.      Describe their know-how

The chosen consultant company has recognized experience in evaluating companies, as can be seen from the historical work listed on its website (www.apsis.com.br).

c.       Describe how they were selected

The selection of Apsis Consultoria Empresarial Ltda. was based on their quality and experience in similar work to that necessary for this Operation.

d.      State whether they are related parties of the company, as defined by accounting rules that deal with this issue

The company Apsis Consultoria Empresarial Ltda. is not a related party of Contax.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 01, 2010

CONTAX PARTICIPAÇÕES S.A.

By:	/S/ Michel Neves Sarkis
Name: Michel Neves Sarkis Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.